

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2022

Eric Schlorff
Chief Executive Officer
SeaStar Medical Holding Corporation
3513 Brighton Blvd., Suite 410
Denver, CO 80216

>   **Re: SeaStar Medical Holding Corporation**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 15, 2022**
>   **File No. 333-268503**

Dear Eric Schlorff:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 5, 2022 letter.

Amendment No. 1 to Form S-1 filed December 15, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 46

1.   We note your revised disclosures in response to prior comment 8. Please further revise your description of these agreements to update for the closing, including the amount that you have paid under these agreements and the impact such payments have on your available cash.

<u>Liquidity and Capital Resources, page 51</u>

2.   We note your revisions in response to our prior comment 9 and reissue in part. Please discuss the effect that this offering may have on your ability to raise additional capital.

     Please contact Jordan Nimitz at 202-551-5831 or Dorrie Yale at 202-551-8776 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Industrial Applications and
                                        Services

cc: Albert Lung, Esq.